Exhibit 99.1

Correction Notice of Press Release on Quarterly Dividend
TORONTO, ON – (Marketwired, June 28, 2016) – Scotiabank today announced a correction to its press release issued on May 31, 2016, entitled "Scotiabank Announces Dividend on Outstanding Shares". In the press release, the dividend amount for the quarter ending July 31, 2016, payable on July 27, 2016, to shareholders of record at the close of business on July 5, 2016, for the Non-Cumulative Preferred Shares Series 33, Dividend No. 2, was misstated. The corrected statement is as follows:
Non-Cumulative Preferred Shares:
• Series 33, Dividend No. 2 of $0.112316 per share.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of $895 billion (as at April 30, 2016), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter@ScotiabankViews.

For further information:
Jake Lawrence, Scotiabank Investor Relations, Scotiabank, (416) 866-5712, jake.lawrence@scotiabank.com;
Rick Roth, Scotiabank Public, Corporate and Government Affairs, Scotiabank, (416) 933-1795, rick.roth@scotiabank.com